Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Three Months Ended
	(Successor Basis)	(Predecessor Basis)	(Successor Basis)			Predecessor Basis
	April 4, 2004	March 30, 2003	2003	2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001	2000	1999
Net earnings from continuing operations	$5,511	$7,771	$11,159	$10,092	$7,616	$37,183	$66,161	$49,893
(Subtract) Add: Income tax (benefit) expense	(324)	91	83	503	117	20,625	32,874	17,715
Add: Interest expense	13,706	13,550	54,160	68,354	10,638	25,441	43,244	42,926
Minority interest in net earnings of subsidiaries	—	—	—	—	—	—	1,230	4,896
Portion of rent deemed interest factor	901	691	2,662	2,930	386	2,485	3,394	3,448

Total earnings available for fixed charges	$19,794	$22,103	$68,064	$81,879	$18,757	$85,734	$146,903	$118,878

Fixed charges:
Interest expense	13,706	13,550	54,160	68,354	10,638	25,441	43,244	42,926
Portion of rent deemed interest factor	901	691	2,662	2,930	386	2,485	3,394	3,448

Total fixed charges	$14,607	$14,241	$56,822	$71,284	$11,024	$27,926	$46,638	$46,374

Ratio of earnings to fixed charges	1.4	1.6	1.2	1.1	1.7	3.1	3.1	2.6